

August 12, 2015

Najeeb U. Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
24025 Park Sorrento
Suite 410,
Calabasas, CA 91302

>   **Re: NetSol Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2014**
>   **Filed September 16, 2014**
>   **File No. 000-22773**

Dear Mr. Ghauri:

   We have reviewed your letter dated February 3, 2015 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 15, 2015.

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 8. Intangible Assets, page F-21

1. We note your response to prior comment 2. Please describe in greater detail why you believe the two high-level project briefs prepared for the Board of Directors, the Solution Architecture-Blue Star and FMS-Detail Design documents satisfy the criteria in ASC 985-20-25-2(a). Tell us whether there were substantial changes to the original detail program design and whether the original detail program design is consistent with the technical features in the final NFS Ascent product. Tell us how you considered the guidance in ASC 985-20-55-4 and 5 in determining whether the requirement for technological feasibility was not meet until a working model was completed. Explain

how you considered at each balance sheet date the unamortized capitalized costs compared to the net realizable value of the NFS Ascent product. We refer you to ASC 985-20-35-4.

2. Please explain in greater detail why your NFS Ascent product was not available for general release to customers until approximately seven years after technological feasibility was established. Clarify how you considered the delay in development on your conclusion that technological feasibility was established. We refer you to ASC 985-20-55-10. In this regard, explain why the continual development cost of the software was so high even though technological feasibility had been established. Indicate how you can establish technological feasibility when you concluded that the project should be delayed for next few years. Considering the pace of technological changes, explain why the detail program design would not change thus technological feasibility not established. Explain the nature of the software production costs incurred and the phase of development during each of the seven years over which the NFS Ascent product was being developed. Describe how the actual software development costs capitalized compare with the budgeted costs in presented in your project briefs.

3. We note your press release dated October 24, 2013, stating "the introduction and global release of NFS Ascent, the company's next generation platform, offering the most technologically advanced solution for the auto and equipment finance and leasing industry." Please clarify when the NFS Ascent product was available for general release to customers. We refer you ASC 985-20-25-6.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services